September 21, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549		White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com
Attn:	Eiko Taoita Pykes, Staff Accountant
Jean Yu, Assistant Chief Accountant
Sergio Chinos, Staff Attorney
Sherry Haywood, Staff Attorney

Re:	CITIC Capital Acquisition Corp.
Registration Statement on Form S-4
Filed July 16, 2021
File No. 333- 257962

Dear Ms. Pykes, Ms. Yu, Mr. Chinos and Ms. Haywood:

On behalf of our client, CITIC Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on July 16, 2021 (the “Registration Statement”), contained in the Staff’s letter dated August 12, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated August 12, 2021, the Company has updated the Amended Registration Statement to include the Company’s unaudited financial data for the six months ended June 30, 2020 and 2021.

Form S-4 Filed July 16, 2021

General

1.

We note your disclosure that the Proposed Certificate of Incorporation will provide that federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. On page 104, we note risk factor disclosure stating that the

United States Securities and Exchange Commission

September 21, 2021

Proposed Certificate of Incorporation will provide that the exclusive forum provision “will not apply to suits brought to enforce any cause of action arising under the Securities Act...” Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 108 to remove the inference that the Proposed Certificate of Incorporation will provide that the exclusive forum provision as applicable to Securities Act will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Further, the Company respectfully advises the Staff that, as disclosed elsewhere in the Amended Registration Statement, the Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware (the “Court of Chancery”) be the sole and exclusive forum (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) for any stockholder (including a beneficial owner) to bring (i) any derivative action, suit or proceeding brought on Quanergy PubCo’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Quanergy PubCo to Quanergy PubCo or to Quanergy PubCo’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, or (v) any action, suit or proceeding asserting a claim against Quanergy PubCo or any current or former director, officer or stockholder governed by the internal affairs doctrine. The Proposed Certificate of Incorporation will further provide that unless Quanergy PubCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Market and Industry Data, page 3

2.

Your statements under “Market and Industry Data” that (i) you have not independently verified the data from third parties, (ii) there can be no assurance as to the accuracy or completeness of such data and (iii) such data may not be reliable, may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.

Response: The Company acknowledges the Staff’s comment and has deleted these statements on page 3.

United States Securities and Exchange Commission

September 21, 2021

Questions and Answers for Shareholders of CCAC, page 12

3.	Please add a question and answer that discusses the interests and other conflicts of interests that CCAC’s current officers and directors have in the business combination.

Response: The Company acknowledges the Staff’s comment and has added a question and answer on page 14 to discuss the interests and other conflicts of interests that CCAC’s current officers and directors have in the business combination.

Q: What material negative factors did the CCAC Board consider in connection with the Business Combination?, page 14

4.	Please revise your disclosure to provide a summary of the positive and negative factors considered in connection with the business combination.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 15 and 16 and to provide a summary of the positive and negative factors CCAC Board considered in connection with the business combination.

Q: What equity stake will current CCAC shareholders and the stockholders of Quanergy, page 15

5.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 304 to show the potential impact of redemptions at a 50% of maximum level.

Q. Do I have redemption rights?, page 20

6.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has made additional disclosure on page 22.

Interests of CCAC’s Directors and Officers in the Business Combination, page 43

7.	Please revise your disclosure here, and where necessary, to quantify the number of securities held and the aggregate dollar amount as of the most recent practicable date.

United States Securities and Exchange Commission

September 21, 2021

Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has made additional disclosure on pages 45, 84, 85,165 and 166.

8.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has made additional disclosure on pages 45, 84, 85,165 and 166.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 52

9.

We refer to the last sentence in the first paragraph on page 52. Please revise to state that the unaudited pro forma condensed combined statement of operations gives effect to the Business Combination and PIPE Investment as if they had occurred on January 1, 2020 rather than January 1, 2021. The introductory paragraph should also indicate that the summary includes the pro form combined statements of operations for the year ended December 31, 2020 along with the three months ended March 31, 2021. For completeness you may also consider describing the other transactions adjustments (e.g. repayment of 2022 Secured Notes) that have been reflected in your pro forma financial statements. Please revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 55 and 56.

Since	the Sponsor and CCAC’s Directors and Officers have interests that are different, page 80

10.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 46 and 166 to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

United States Securities and Exchange Commission

September 21, 2021

Certain Company Projected Financial Information, page 163

11.

Please revise your table on page 166 to include net income (loss) and/or earnings (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in Item 10(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that it has included adjusted EBITDA, which is a measure of income, in the projections on page 171. The Company believes that it would be inconsistent with common practice, particularly for an emerging company, to forecast net income or earnings from operations and, therefore, it would not be useful information for investors because comparable companies do not provide forecasts for such measures.

12.

We note your disclosure that the financial projections reflect numerous estimates and assumptions with respect to Quanergy’s business at the time projections were prepared. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that it has included adjusted EBITDA, which is a measure of income, in the projections on page 171. The Company believes that it would be inconsistent with common practice, particularly for an emerging company, to forecast net income or earnings from operations and, therefore, it would not be useful information for investors because comparable companies do not provide forecasts for such measures.

U.S. Federal Income Tax Considerations, page 204

13.

We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 211 and 212.

Unaudited Pro Forma Condensed Combined Financial Information, page 220

14.	Please expand your introductory paragraph on page 220 to disclose the accounting treatment of the business combination will be accounted for as a reverse recapitalization in accordance with US GAAP.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 234 to state that the business combination will be accounted for as a reverse recapitalization in accordance with US GAAP, and have included a brief summary of what reverse recapitalization implies for accounting purposes.

United States Securities and Exchange Commission

September 21, 2021

15.

We note that your pro forma balance sheet and income statements reflect the issuance of warrants to an external advisor for future services under a collaboration agreement which was entered into subsequent to March 31, 2021. However, your introductory paragraph does not appear to include this transaction in the list of transactions reflected in your pro forma financial statements. Please revise your introductory paragraph to include this transaction, or explain.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 237 to include the issuance of common stock warrant to the external advisor as a transaction related to the business combination in the introductory paragraph.

16.

We note your pro forma balance sheet and income statement give effect to financing transactions from the sale of 4 million shares of Quanergy PubCo common stock to PIPE investors for $40 million; and the repayment of Quanergy’s 2022 Secured Notes with the payoff amount of $35.5 million. These financing transactions appear to be separate material transactions from the business combination. If so, please revise your pro forma balance sheet and income statement to show them separate from the business combination in accordance with Rule 11-01(a)(8) of Regulation S-X. If you do not believe the guidance applies, please explain why.

Response: The Company respectfully acknowledges the Staff’s comment and submits that sale of 4 million shares of Quanergy PubCo common stock to PIPE investors for $40 million is concurrent with and directly related to the business combination. We have finalized the terms of subscription agreements with the PIPE investors as part of the transaction and will be approving these terms concurrent with consummation of the business combination. Further the approval of the business combination by the Quanergy board of directors is subject to a minimum cash requirement condition which includes the proceeds from issuance of the 4 million shares of common stock of Quanergy PubCo to the PIPE investors. We therefore believe that this transaction has been entered into in connection with the merger and is therefore not considered a separate material transaction from the business combination as defined in Rule 11-01(a)(8) and Rule 11-02(b)(4)(i) of Regulation S-X .

The Company also respectfully submits that repayment of Quanergy 2022 Secured Notes was a direct condition to consummation of the Business Combination as noted in the Merger Agreement, and is therefore not considered a separate material transaction from the business combination as defined in Rule 11-01(a)(8) and Rule 11-02(b)(4)(i) of Regulation S-X.

United States Securities and Exchange Commission

September 21, 2021

17.

We note your pro forma financial statements also give effect to the forgiveness of PPP Loan and warrants issued to an external advisor for future services, which appear to be separate from the business combination. Please revise your pro forma balance sheet and income statement to show them separate from the business combination transaction in accordance with Rule 11-01(a)(8) of Regulation S-X. If you do not believe the guidance applies, please explain why.

Response: The Company respectfully acknowledges the Staff’s comment and submits that as part of negotiations of the merger, the PPP loan was expected to be settled, concurrent with consummation of the business combination and therefore was considered as directly connected with the merger, and presented as a proforma adjustment in the initial filing. We respectfully submit that subsequent to the initial filing the loan has been forgiven in accordance with the terms of the Paycheck Protection Program and has been reflected as such in the historical financial statements of Quanergy for the six months ended June 30, 2021. We therefore respectfully submit that adjustment will no longer be required to be presented as part of the unaudited proforma adjustments related to this transaction in the revised or future filings.

As relates to the warrants issued to the external advisors, the Company respectfully submits that the issuance of the warrants, while not a direct condition to entering into the Merger Agreement, the terms of the warrant agreement stipulate that the warrant would not be exercisable should the business combination not be consummated. We therefore considered that the issuance of shares connected with such warrants would be directly connected to consummation of business combination and thus we do not consider this issuance to be a separate material transaction as discussed in Article 11-02(a)(8) and Rule 11-02(b)(4)(i) of Regulation S-X.

18.	Please revise to reflect the income tax effects of pro forma adjustments in your pro forma financial statements and disclosures, or explain why you do not believe it’s necessary.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 236 to include that the unaudited pro forma condensed combined financial information would not reflect the income tax effects of the pro forma adjustments since the tax impacts of the adjustments would not be meaningful given Quanergy has incurred significant losses during the historical periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Note (I), page 228

19.	Please disclose your basis for the reclassification of the CCAC’s public warrants from liability to additional paid-in capital.

Response: The Company acknowledges the Staff’s comment and respectfully submits, that upon the consummation of the merger, Quanergy PubCo is expected to have a single class equity structure, and does not expect the CCAC warrants to be cash settled under any event in accordance with classification requirements under topic ASC 815 Derivatives and Hedging. Accordingly, the public warrants are expected to be reclassified from liability instruments to equity instruments. We have included this discussion and reasoning in our adjustment tick mark number H for Adjustments to Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2021 and Adjustment GG for Adjustments to Unaudited Pro forma Condensed Consolidated Statement of operations for year ended December 31 ,2020 and the six months ended June 30, 2021.

United States Securities and Exchange Commission

September 21, 2021

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 229

20.

Your introductory paragraph on page 220 indicates that your pro forma income statements were prepared assuming that the PPP Loan was forgiven on January 1, 2020. Please revise to reflect the gain from extinguishment of the PPP Loan in your pro forma income statement for the year ended December 31, 2020, or explain why you do not believe it is necessary.

Response: The Company respectfully acknowledges the Staff’s comment and submits that forgiveness of PPP Loan is reflected in the historical financial statements for the six months ended June 30, 2021 and not expected to have a continuing effect for future periods. Accordingly, no adjustments have been impacted to the Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2021 and Unaudited Pro forma Condensed Combined Statement of Operations for the year ended December 31, 2020 and for six months ended June 30, 2021 for such forgiveness of the PPP Loan.

21.

We note that you reflected the reversal of the previously recognized interest expense and remeasurement gains and losses of derivative liabilities related to Quanergy’s 2022 Secured Notes and Unsecured Notes, as if they have been settled and converted, respectively, on January 1, 2020. However, your pro forma income statements do not appear to reflect the loss upon extinguishment of $3.7 million related to the 2022 Secured Notes and the expense of $90.8 million related to the remeasurement of derivative liability associated with the Unsecured Notes. Please advise or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the Company has revised the adjustments in Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2020 and six months ended June 30, 2021 to reflect reversal of previously recognized interest expenses and remeasurement gains and losses attributable to derivative liabilities related to Quanergy’s 2022 Secured Notes and Unsecured Notes as if they have been settled and converted, on January 1, 2020. These adjustments are reflected on page 238 under section Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations.

United States Securities and Exchange Commission

September 21, 2021

Quanenergy’s Management Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

EBITDA, page 262

22.

We note your presentation of the non-GAAP financial measure, EBITDA, which you define as operating income plus depreciation and amortization and stock-based compensation. Please be advised EBITDA is defined as earnings before interest, taxes, depreciations and amortization where earnings represents net income(loss) as presented in the statement of operations under GAAP. In this regard, please revise the title of your non-GAAP measure, EBITDA, as measures that are calculated differently should not be characterized as EBIT or EBITDA and should be distinguished from EBIT and EBITDA. Your reconciliation should also be revised accordingly. Refer to Questions 103.01-.02 of the Division of Corporation Finance’s Non-GAAP C&DIs which can be found on the SEC website.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its presentation of the non-GAAP financial measure from EBITDA to Adjusted EBITDA. The Company believe Adjusted EBITDA is a key performance measure that facilitates internal comparisons of the Company’s historical operating performance on more consistent basis. The Company has revised its disclosure to define Adjusted EBITDA as net loss before depreciation and amortization, provision for income taxes, interest expense (net), non-cash gain or loss on debt transactions, restructuring costs, stock-based compensation and change in fair value of derivative liabilities.

We supplementally revised our tabular disclosure and reconciliation to reflect the above revisions for the years ended December 31, 2020 and 2019 and for the six months periods ended June 30, 2021 and 2020, on page 272.

* * *

United States Securities and Exchange Commission

September 21, 2021

Please do not hesitate to contact Joel L. Rubinstein at (212) 294-6700 and Guiying Ji at (212) 819-7873 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Fanglu Wang, CITIC Capital Acquisition Corp.

Kevin K. Rooney, Cooley LLP

Karen Elizabeth Deschaine, Cooley LLP